UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

January, 2017

Commission File Number 000-55716

Alignvest Acquisition Corporation

100 King Street West, Suite 7050
Toronto, Ontario M5X 1C7
Canada
(416) 360-8248
(Address and telephone number of Registrant’s principal executive offices)

[Indicate by checkmark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F [   ]     Form 40-F [X]

             [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes [  ]     No [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):        N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROMEM TECHNOLOGIES INC.

By: /s/ Sanjil Shah
Date: January 6, 2017	Name: Sanjil Shah
Title: Chief Financial Officer

Exhibit Index

Exhibit
Number	Exhibit Description

99.1	Amending Agreement dated December 20, 2016
99.2	Public Notary
99.3	Indenture dated May 6, 2016
99.4	First Supplemental Indenture dated November 22, 2016
99.5	Facilities Agreement dated August 5, 2015